

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

THE COMPANY

1.   Name of issuer: Grow Space Orange, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert J Wolf	Alan S Alves	Paul M Alves	Antonio A Alves
Dates of Board Service:	6.15.2021 to present	6.15.2021 to present	6.15.2021 to present	6.15.2021 to present
Principal Occupation:	Managing Member of NEAgTech	President	President	Operations Manager
Employer:	NEW ENGLAND AGRICULTURE TECHNOLOGIES, LLC	TJA CLEAN ENERGY LLC	LIGHTHOUSE MASONRY, INC.	LIGHTHOUSE MASONRY, INC.
Dates of Service:	5.1.2018 - present	7.24.2012 - present	11.27.2002 to present	11.27.2002 to present
Employer's principal business:	Developing agricultural real estate	Renewable Energy	Large-scale construction	Large-scale construction
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:				
Position:	President			
Dates of Service:	6.15.2021 to present			
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:				
Employer:	NEW ENGLAND AGRICULTURE TECHNOLOGIES, LLC	TJA CLEAN ENERGY LLC	LIGHTHOUSE MASONRY, INC.	LIGHTHOUSE MASONRY, INC.
Employer's principal business:	Developing agricultural real estate	Renewable Energy	Large-scale construction	Large-scale construction
Title:	Managing Member of NEAgTech	President	President	Operations Manager
Dates of Service:	5.1.2018 - present	7.24.2012 - present	11.27.2002 to present	11.27.2002 to present
Responsibilities:	Management	Management	Management	Management



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert J Wolf
Title:	President
Dates of Service:	6.15.2021 to present
Responsibilities:	CEO/CFO/Chief Legal Counsel
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	NEW ENGLAND AGRICULTURE TECHNOLOGIES, LLC
Employer's principal business:	Developing agricultural real estate
Title:	Managing Member of NEAgTech
Dates of Service:	5.1.2018 - present
Responsibilities:	Management

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Robert Wolf	Membership Interest - 50% of parent LLC and consequently 50,000 shares of Grow Space Orange, Inc.	50%

.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



Grow Space Orange, Inc.
(a wholly owned subsidiary of NEAgTech, LLC)

Executive Summary

Opportunity

The U.S. Cannabis market is exploding. The United States is becoming one of the largest cannabis markets in the world as recreational cannabis has entered the mainstream across half the country. As a result, the total U.S. cannabis market is projected to reach over $30 billion by 2023.

Massachusetts has become one of the largest cannabis markets in the US with recent weekly sales exceeding $20 million. This explosive growth in consumer cannabis sales has put enormous pressure on cultivation production where supply is not keeping pace with growing demand in both the quantity and quality of product.

Massachusetts is a huge underserved market with more demand than supply, projected to be a $1.9-billion cannabis market by 2023. After just six months of initial operations, adult-use marijuana sales reached $140 million in 2019 with virtually no major distribution. At current growth rates, Massachusetts needs more than 5 million square feet of cultivation space just to meet current demand. That's more than 115 acres of actively growing, licensed and distributable cannabis product. And because cultivators are limited under state law to a maximum of 100,000 square feet of cultivation area per licensee, it's unlikely the supply will ever be adequate to sufficiently satisfy current and future demand. As of July 2021, only 50 cultivators were authorized to commence operations and only 33 had final licenses. More than half (65%) were small, under 20,000 square-foot operations. The result is a near-perfect situation where virtually everything produced has an extremely high value well into the future.

It is extremely difficult, time-consuming and expensive to break into the commercial cannabis industry. Copious amounts of capital, legal expertise and resources are required to get virtually any commercial



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

cannabis business off the ground and running.   For cultivators, finding, then securing properly zoned land with access to water and power can take a year or more. In Massachusetts, a license from the Massachusetts Cannabis Control Commission (the "CCC") requires an additional lengthy and detailed process that can take up to another year for final approvals.

In addition to the time required for initial permitting and development, cultivators are then often stuck with a provisional state license without the ability to grow marketable product due compliance requirements that demand additional time and resources. This added delay creates a significant market supply bottleneck as cultivators fail to progress to the final licensing stage in a timely manner before running out of capital to become fully operational to produce product.

The combination of these logistical time delays, limited resources and market inefficiencies acerbates this demand-supply imbalance.   The explosive growth in the consumer cannabis retail segment of the industry puts additional pressure on the business-to-business sector, specifically cultivators who are required to generate the raw material that sustains all other aspects of the industry. Simply put, supply is not keeping pace with growing demand in both the quantity and quality of product resulting in prices that continue to pushthe upper limits of market tolerance. It's a "perfect storm" of market inefficiencies. To produce commercial-grade cannabis in sufficient quantity to keep up with demand, cultivators are forced to seek permittable facilities to grow product at virtually any cost. But finding acceptable facilities to build at competitive rates in a timely manner is becoming increasingly difficult, if not impossible.

As a result, more than 80% of all applicants who manage to complete the initial development still fail to complete the licensing and development process in order to grow and distribute product. The result is a significant spread between supply and demand that creates huge opportunities for facility owners who are able to produce cannabis at a reasonable scale.

Solution

New England Agriculture Technologies, LLC (known as "NEAgTech") has permitted land sites and is building facilities for licensed cultivators to lease to profitably grow cannabis without incurring the time delays and expenses normally associated with these cultivation activities. The company's Orange, Massachusetts facility operated as Grow Space Orange is designed for outside investor participation without being directly exposed to the uncertainties and delays of the cannabis industry.

NEAgTech's Grow Space Orange facility provides a cost-effective alternative that lowers the cost barrier-to-entry by accelerating the time-to-market for savvy cultivators who appreciate the challenges of finding, developing and licensing a cannabis production facility in Massachusetts. The Orange project is providing access to two licensed operators who might not otherwise be able to acquire the property or raise the capital. By leveraging the real estate assets and streamlining the time-to-market, NEAgTech and Grow Space Orange reduces these significant barriers to entry that would otherwise be insurmountable challenges



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

for cultivation and provide an effective and rewarding opportunity for investors who seek to gain an asset-based investment in the cannabis industry without certain market risks.

NEAgTech owns the land site in Orange and has the permits in place to complete facility construction and commence licensed cultivation for two independent cultivation operations. These assets are being transferred to Grow Space Orange, Inc., a Massachusetts C-corporation in which NEAgTech is the principal owner. New investors are able to get in at the perfect time where the ground work has already been laid without having to deal with the uncertainties of permitting or licensing.

While Grow Space Orange will not be directly handling the cultivated cannabis or be involved in the actual cannabis operations, it will be an integral component to the cultivator tenants' businesses. As their landlord, Grow Space Orange will be providing the resources necessary to outfit and operate these facilities, and consequently will be able to justify a high lease rate and deploy resources in a way that are more efficient and less expensive than if each cultivator were to attempt to do this on their own.

Grow Space Orange has secured lease agreements with the two licensed cultivators who will be leasing the complete agriculture facilities from us. What we need now is to complete the construction of these outdoor grow facilities. By providing our cultivators with complete agriculture facilities and supplies, Grow Space Orange has the unique ability to command a high lease rate which provides an exceptionally strong revenue stream for the company and an asset-based investment for its investors.

Investors will be providing funding for the hard assets such as buildings and facilities and compensated through a portion of the lease revenue. Grow Space Orange will not be directly involved in the actual cannabis operations, but will be integral to those cultivators who lease their facilities from us. As their landlord providing resources necessary to outfit and operate these facilities, Grow Space Orange will be able to deploy resources in a way that is faster, more efficient and less expensive than if each cultivator were to attempt to do this on their own.

Forecasts

Once completed and cultivation commences, the lease revenue is intended to provide immediate profitability for Grow Space Orange regardless of the actual cultivation outcome or market conditions. Plantings will commence in late spring 2022 with a crop expected by October. The annual lease payment will be made to the company when the cannabis is sold in November and December. At 75% efficiency, the 80,000 square feet of total "canopy" should generate 1,250 pounds of marketable product each year. Supply contracts negotiated this year will target a $2,700 per pound wholesale price resulting in a gross revenue for the cultivators of $3,375,000 with cultivator after-tax net income expected to be just over $1 million. For the company, the cultivators will pay combined lease and fees for 2022 of just over $1-million, equal to 30% of the cultivator's gross revenue. The company's first year revenue in 2022 including "triple net" expenses paid



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

for by the cultivator is expected to be $1,050,719 with a company EBITDA of $939,382. The detailed Income Statement with Cash Flow accompanies this report.

Investor Benefits

For investors, invested funds will earn an annual rate of 12% payable quarterly commencing as soon as funds are released and accessed in Q4 2021 and carried through to Q1 2025. Treated as debt with quarterly interest payments, these will be convertible notes where the principal investment will either be paid back in 2025, or converted into equity shares at the prerogative of the company based upon the company's performance to that date.

Revenue by Year





OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Net Profit (or Loss) by Year



Cash Flow by Year





Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

Financing Needed

Investor funds will pay for the CapX requirements to complete the project with cultivation buildings, irrigation systems and electrical hardware. Because lease revenue will not be received from the cultivator tenants until the first harvest has been sold, some limited OpX company costs including finance debt service payments need to be covered until Q4 2022:

- Site improvements including excavation, fencing and irrigation: $340,670
- Agriculture buildings, security systems, generator and solar power systems: $317,100
- Equipment and reusable supplies: $94,000
- Cultivation supplies provided to tenants: $152,269
- Company OpX and funding costs: $273,082 (including $130,200 for debt service payments to Crowd Fund investors)
- Total: $1,244,656 ($1,000,000 from Crowd Fund; balance from additional paid-in capital from current equity)

A detailed list and budget of the CapX items are included in the accompanying financial reports.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business
- The current COVID-19 pandemic, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our tenants and their operations, and in turn our performance, financial condition, results of operations and cash flows.
- Throughout 2020 and to date, the ongoing COVID-19 pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. Many countries, including the United States, have instituted quarantines, mandated business and school closures and restricted travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. COVID-19 (or a future pandemic) could have material and adverse effects on our tenants and their operations, and in turn on our performance, financial condition, results of operations and cash flows due to, among other factors:
    - a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant actions;
    - the temporary inability of consumers and patients to purchase our tenant's cannabis products due to a number of factors, including but limited to illness, dispensary closures or limitations on operations (including but not limited to shortened operating hours, social distancing requirements and mandated "curbside only" pickup), quarantine, financial hardship, and "stay at home" orders, could severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
    - difficulty accessing equity and debt capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations and our tenants' ability to fund their business operations and meet their obligations to us;
    - workforce disruptions for our tenants, as a result of infections, quarantines, stay at home orders or other factors, could result in a material reduction in our tenants' cannabis cultivation, manufacturing, distribution and/or sales capacity;
    - because of the federal regulatory uncertainty relating to the regulated cannabis industry, our tenants may not be eligible for financial relief available to other businesses, including federal assistance programs;



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- restrictions on public events for the regulated cannabis industry limit the opportunity for our tenants to market and sell their products and promote their brands;
- delays in construction at our properties may adversely impact our tenants' ability to commence operations and generate revenues from projects, including but not limited to delays caused by:
  - construction moratoriums by local, state or federal government authorities;
  - delays by applicable governmental authorities in providing the necessary authorizations to continue construction or commence operations;
  - reductions in construction team sizes to effectuate social distancing and other requirements;
  - infection by one or more members of a construction team necessitating a partial or full shutdown of construction; and
  - manufacturing and supply chain disruptions for materials sourced from other geographies which may be experiencing shutdowns and/or restrictions on transportation of such materials;
  - a general decline in business activity in the regulated cannabis industry would adversely affect our ability to grow our portfolio of regulated cannabis properties; and
  - the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, would result in a deterioration in our ability to ensure business continuity during a disruption.

- The extent to which COVID-19 impacts our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the continued scope, severity and duration of the pandemic, the actions taken to contain the outbreak or mitigate its impact, and the extent of the direct and indirect economic effects of the pandemic and containment measures, among others. During 2020, we granted temporary base rent deferrals to certain affected tenants. See Note 6 in the Notes to the Consolidated Financial Statements for further information regarding these base rent deferrals. COVID-19 presents material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
- We have a limited operating history, and may not be able to continue to operate our business successfully or generate sufficient cash flow to sustain distributions to our stockholders. We are subject to many of the business risks and uncertainties associated with any new business enterprise. Furthermore, our properties are concentrated in the regulated cannabis industry, an industry in its early stages of development, and we cannot predict how tenant demand and competition for these properties will change over time. We cannot assure you that we will be able to operate our business successfully or profitably or find additional suitable investments. Our ability to provide attractive risk-adjusted returns to our stockholders over the long term is dependent on our ability both to generate sufficient cash flow to pay an attractive dividend and to achieve capital appreciation, and we cannot assure you we will do either. There can be no assurance that we will be able to continue to generate sufficient revenue from operations to pay our operating expenses and make distributions to stockholders. The results of our operations and the execution on our business plan depend onseveral factors, including the availability of additional opportunities for investment, the performance of our existing properties and tenants, the evolution of tenant demand for regulated cannabis facilities, competition,the evolution of alternative capital sources for potential tenants, the availability of adequate equity and debt financing, the federal and state regulatory environment relating to the regulated cannabis industry, conditions in the financial markets and economic conditions.
- Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to our stockholders.
- Lease payment defaults by any of our tenants or a significant decline in the value of any single property would materially adversely affect our business, financial position and results of operations, including our ability to make distributions to our stockholders. Our lack of diversification also increases the potential that a single underperforming investment or tenant could have a material adverse effect on our cash flows and



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

the price we could realize from the sale of our properties. Any adverse change in the financial condition of any of our tenants, including but not limited to the state cannabis markets not developing and growing in ways that we or our tenants projected, or any adverse change in the political climate regarding cannabis where our properties are located, would subject us to a significant risk of loss.

- In addition, failure by any of our tenants to comply with the terms of its lease agreement with us could require us to find another lessee for the applicable property. We may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing that property. Furthermore, we cannot assure you that we will be able to re-lease that property for the rent we currently receive, or at all, or that a lease termination would not result in our having to sell the property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

- Competition for the acquisition of properties suitable for the cultivation or production of cannabis and alternative financing sources for licensed operators may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

- We compete for the acquisition of properties suitable for the retail sale, cultivation or production of cannabis with other entities engaged in retail, agricultural and real estate investment activities, including corporate agriculture companies, cultivators and producers of cannabis, private equity investors, and other real estate investors (including public and private REITs). These competitors may prevent us from acquiring desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect. Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow and make distributions to our stockholders may decrease.

- We also compete as a provider of capital to regulated cannabis operators with alternative financing sources to these companies, including both equity and debt financing alternatives. For example, many larger, publicly traded multi-state cannabis operators are able to raise significant capital through public equity offerings, in addition to access to significant debt financing options. Furthermore, changes in federal regulations pertaining to cannabis could also lead to increased access to U.S. capital markets for our competitors and for regulated cannabis operators (including but not limited to access to the Nasdaq Stock Market and/or the New York Stock Exchange). According to analysis by MJ Research Co, North American cannabis companies either closed or announced more than $1.6 billion in capital raising in January 2021 alone, representing a significant increase in the pace of capital raising for regulated cannabis operators.

- Increased competition for properties as a result of greater clarity of the federal regulatory environment may also preclude us from acquiring those properties that would generate attractive returns to us.

- By way of example, Congress has introduced several proposed bills focused on the regulated cannabis industry, including the Marijuana Opportunity Reinvestment and Expungement Act (the "MORE Act") and the Secure and Fair Enforcement (SAFE) Banking Act (the "SAFE Banking Act"). If it became law, the MORE Act, which was passed by the U.S. House of Representatives in December 2020, would, among other things, remove cannabis as a Schedule I controlled substance under the Controlled Substance Act ("CSA") and make available U.S. Small Business Administration funding for regulated cannabis operators. If it became law, the SAFE Banking Act would, among other things, provide protection from federal prosecution to banks and other financial institutions that provide financial services to state-licensed,



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

compliant cannabis operators, which may include the provision of loans by financial institutions to such operators. If any of the proposed bills in Congress became law, there would be further increased competition for the acquisition of properties that can be leased to licensed cannabis operators, and such operators would have greater access to alternative financing sources with lower costs of capital. These factors may reduce the number of operators that wish to enter into lease transactions with us or renew leases with us, or may result in us having to enter into leases on less favorable terms with tenants, each of which may significantly adversely impact our profitability and ability to generate cash flow and make distributions to our stockholders.

- Our growth will depend upon future acquisitions of cannabis facilities, and we may be unable to consummate acquisitions on advantageous terms.
- Our growth strategy is focused on the acquisition of specialized industrial real estate assets on favorable terms as opportunities arise. Our ability to acquire these real estate assets on favorable terms is subject to the following risks:
  ○ competition from other potential acquirers or increased availability of alternative debt and equity financing sources for tenants may significantly increase the purchase price of a desired property and/or negatively impact the lease terms we are able to secure with our tenants;
  ○ we may not successfully purchase and lease our properties to meet our expectations;
  ○ we may be unable to obtain the necessary equity or debt financing to consummate an acquisition on satisfactory terms or at all;
  ○ agreements for the acquisition of properties are typically subject to closing conditions, including satisfactory completion of due diligence investigations, and we may spend significant time and money and divert management attention on potential acquisitions that we do not consummate; and
  ○ we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, against the former owners of the properties.
- Our failure to consummate acquisition on advantageous terms without substantial expense or delay would impede our growth and negatively affect our results of operations and our ability to generate cash flow and make distributions to our stockholders.
- There may only be a limited number of cannabis facilities operated by suitable tenants available for us to develop, which could adversely affect the return on our common stock. We target cannabis facilities for acquisition and leasing to licensed operators under triple-net lease agreements. We also target properties owned by established operators or operators that have been among the top candidates in the rigorous state licensing process and have been granted one or more licenses to operate multiple facilities. In light of the current regulatory landscape regarding cannabis, including but not limited to, the rigorous state licensing processes, limits on the number of licenses granted in certain states and in counties within such states, zoning regulations related to cannabis facilities, the inability of potential tenants to open bank accounts necessary to pay rent and other expenses and the ever-changing federal and state regulatory landscape, we may have only a limited number of cannabis facilities available to develop to be operated by licensees that we believe would be suitable tenants. These tenants may also have increased access to alternative equity and debt financing sources over time, which may limit our ability to negotiate leasing arrangements that meet our investment criteria. Our inability to locate suitable investment properties and tenants would have a material adverse effect on our ability to generate cash flow and make distributions to our stockholders.
- Many of our existing tenants are, and we expect that many of our future tenants will be, companies with limited histories of operations and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of our common stock.
- Single tenants will occupy our properties, and we expect that single tenants will occupy our properties that we develop in the future. Therefore, the success of our investments will be materially dependent on the financial stability of these tenants. We rely on our management team to perform due diligence investigations of our potential tenants, related guarantors and their properties, operations and prospects, of which there is generally little or no publicly available operating and financial information. We may not learn all of the



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

material information we need to know regarding these businesses through our investigations, and these businesses are subject to numerous risks and uncertainties, including but not limited to regulatory risks and the rapidly evolving market dynamics of each state's regulated cannabis program. As a result, it is possible that we could enter into a lease arrangement with tenants or otherwise lease properties to tenants that ultimately are unable to pay rent to us, which could adversely impact our cash available for distributions.

- Many of our existing tenants are, and we expect that most of our future tenants will be, companies with limited histories of operations that are not profitable when they enter triple-net leasing arrangements with us and therefore, may be unable to pay rent with funds from operations.

- In addition, in general, our tenants are more vulnerable to adverse conditions resulting from federal and state regulations affecting their businesses or industries or other changes in the marketplace for their products, and have limited access to traditional forms of financing. The success of our tenants will heavily depend on the growth and development of the state markets in which the tenants operate, many of which have an extremely limited history or are still in the stages of establishing the regulatory framework.

- In our evaluation of our leases with tenants at our properties, we determined to record associated revenue on a cash basis due to the uncertainty of collectability of lease payments from tenants due to the U.S. federal regulatory uncertainty surrounding the cannabis industry and our tenants' limited operating history.

- Some of our tenants may be subject to significant debt obligations and may rely on debt financing to make rent payments to us. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their business plans or prospects, the regulatory environment in which they operate or in general economic conditions. In addition, the payment of rent and debt service may reduce the working capital available to tenants for the start-up phase of their business. Furthermore, we may be unable to monitor and evaluate tenant credit quality on an on-going basis.

- Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation and production facilities are generally subject to extensive state licensing requirements. Furthermore, we will not operate any of the facilities that we develop.

- Because our real estate investments consist of primarily industrial and greenhouse properties suitable for cultivation and production of cannabis, our rental revenues are significantly influenced by demand for these facilities generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

- Because our portfolio of properties primarily consists of industrial and greenhouse properties used in the regulated cannabis industry, we are subject to risks inherent in investments in a single industry. A decrease in the demand for cannabis cultivation and processing facilities would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for cannabis cultivation and processing facilities has been and could be adversely affected by changes in current favorable state or local laws relating to cultivation and production of cannabis or any change in the federal government's current enforcement posture with respect to state-licensed cannabis operations, among others. To the extent that any of these conditions occur, they are likely to affect demand and market rents for cannabis cultivation and processing facilities, which could cause a decrease in our rental revenue. Any such decrease could impair our ability to make distributions to you. We do not currently and do not expect in the future to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our facilities leased for cannabis operations.

- Our real estate investments consist of primarily industrial and greenhouse properties suitable for cultivation and production of cannabis, which may be difficult to sell or re-lease upon tenant defaults or lease terminations, either of which would adversely affect returns to stockholders.

- While our business objectives consist of principally acquiring and deriving rental income from industrial and greenhouse properties used in the regulated cannabis industry, we expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain properties we own. These types of properties



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

are relatively illiquid compared to other types of real estate and financial assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in regulatory, economic or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our financial performance. We cannot predict the various market conditions affecting the properties that we expect to acquire that will exist in the future. Due to the uncertainty of regulatory and market conditions which may affect the future disposition of the real estate assets we expect to acquire, we cannot assure you that we will be able to sell these assets at a profit in the future. Accordingly, the extent to which we will realize potential appreciation (or depreciation) on the real estate investments we have acquired and expect to acquire will depend upon regulatory and other market conditions. Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements. With these kinds of properties, if the current lease is terminated or not renewed, we may be required to make expenditures and rent concessions in order to lease the property to another tenant.

- In addition, in the event we are forced to sell or re-lease the property, we may have difficulty finding qualified purchasers who are willing to buy the property or tenants who are willing to lease the property on terms that we expect, or at all. As our properties are concentrated in the regulated cannabis industry, a shift in property preferences by regulated cannabis operators, including but not limited to changing preferences regarding location and types of improvements, could have a significant negative impact on the desirability of our properties to prospective tenants when we need to re-lease them, in addition to other challenges, such as obtaining the necessary state and local authorizations for a new tenant to commence operations at the property. These and other limitations may affect our ability to sell or re-lease properties, which may adversely affect returns to our stockholders.

- The assets we develop may be subject to impairment charges. We periodically evaluate the real estate investments we develop and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

- Our tenants may be unable to renew or otherwise maintain their licenses or other requisite authorizations for their cannabis operations, which may result in such tenants not being able to operate their businesses and defaulting on their lease payments to us. We rely on our tenants to renew or otherwise maintain the requisite state and local cannabis licenses and other authorizations on a continuous basis. If one or more of our tenants are unable to renew or otherwise maintain its licenses or other state and local authorizations necessary to continue its cannabis operations, such tenants may default on their lease payments to us.

- Any such noncompliance by our tenants of state and local laws, rules and regulations may also subject us, as the owner of such properties, to potential penalties, fines or other liabilities.

- Any lease payment defaults by a tenant or additional liability on us could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property as operators of cannabis cultivation and production facilities are generally subject to extensive state licensing requirements, including required state and local authorizations for a new tenant to take over operations at a facility.

- We acquired our properties, and expect to acquire other properties, "as-is," which increases the risk of an investment that requires us to remedy defects or costs without recourse to the prior owner.

- We acquired our properties, and expect to acquire other real estate properties, "as is" with only limited representations and warranties from the property seller regarding matters affecting the condition, use and ownership of the property. There may also be environmental conditions associated with properties we acquire of which we are unaware despite our diligence efforts or that we have identified during diligence,


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

including with respect to historical heavy industrial uses of the properties. In particular, cannabis facilities may present environmental concerns of which we are not currently aware. If environmental contamination exists on properties we acquire or develops after acquisition, we could become subject to liability for the contamination. As a result, if defects in the property (including any building on the property) or other matters adversely affecting the property are discovered, including but not limited to environmental matters, we may not be able to pursue a claim for any or all damages against the property seller. Such a situation could harm our business, financial condition, liquidity and results of operations.

- Our properties are, and are expected to continue to be, geographically concentrated in Massachusetts and eventually other states that permit cannabis cultivation, and we will be subject to social, political and economic risks of doing business in these states and any other state in which we may own property.
- Circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:
    - the state cannabis market fails to develop and grow in ways that we or our tenants projected;
    - the responsibility of complying with multiple and, in some respects, conflicting state and federal laws in the United States, including with respect to cultivation and distribution of cannabis, licensing, banking and insurance;
    - access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations;
    - difficulties and costs of staffing and managing operations;
    - unexpected changes in regulatory requirements and other laws;
    - the impact of national, regional or state specific business cycles and economic instability; and
    - potentially adverse tax consequences.
- We face significant risks associated with the development and redevelopment of properties that we acquire. In many instances, we engage in development or redevelopment of properties that we acquire. Development and redevelopment activities entail risks that could adversely impact our financial condition and results of operations, including:
    - construction costs, which may exceed our or our tenant's original estimates due to increases in materials, labor or other costs, which could make the project less profitable for our tenant, require us or our tenant to commit additional funds to complete the project and adversely impact our tenant's business and prospects as a result;
    - permitting or construction delays, which may result in increased project costs, as well as deferred revenue and delayed commencement of operations by our tenant;
    - unavailability of raw materials when needed, which may result in project delays, stoppages or interruptions, which could make the project less profitable;
    - claims for warranty, product liability and construction defects after a property has been built;
    - health and safety incidents and site accidents;
    - poor performance or nonperformance by, or disputes with, any of our contractors, subcontractors or other third parties on whom we rely;
    - unforeseen engineering, environmental or geological problems, which may result in delays or increased costs;
    - labor stoppages, slowdowns or interruptions;
    - liabilities, expenses or project delays, stoppages or interruptions as a result of challenges by third parties in legal proceedings; and
    - weather-related and geological interference, including hurricanes, landslides, earthquakes, floods, drought, wildfires and other events, which may result in delays or increased costs.
- The realization of any of the risks above or other delays in development and redevelopment activities at a property may also materially adversely impact our tenant's ability to commence, continue or expand its operations, which may result in that tenant defaulting on its rent obligations to us.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our results of operations.
- In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants may depend on debt, which could make them especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Because cannabis remains illegal under federal law, there is no assurance that federal bankruptcy courts will provide relief for parties who engage in cannabis-related businesses. Recent bankruptcy court rulings have denied bankruptcy relief for certain cannabis businesses on the basis that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for such activity and on the basis that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets, as such action would violate federal law. Any inability of our tenants to seek bankruptcy protection may impact their ability to secure financing for their operations and prevent our tenants from utilizing the benefits of reorganization of their businesses under bankruptcy protection to operate in a financially sustainable way, thereby reducing the probability that such a tenant would be able to honor its lease obligations with us. Generally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings may continue ("assume") or give up ("reject") any unexpired lease of non-residential real property. If a bankrupt tenant decides to give up (reject) a lease, any claim for breach of the lease is treated as a general unsecured claim in the tenant's bankruptcy case, subject to certain exceptions for collateral and guarantees. In the event one of our tenants is permitted to seek bankruptcy protection in the U.S., our general unsecured claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the lease payments payable under the remaining term of the lease, but in no case more than three years of lease payments. In addition to the cap on our damages for breach of the lease, even if our claim is timely submitted to the bankruptcy court, there is no guaranty that the tenant's bankruptcy estate would have sufficient funds to satisfy the claims of general unsecured creditors. Finally, a bankruptcy court could re-characterize a net lease transaction as a disguised secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court could be limited to the amount we paid for the property, which could adversely impact our financial condition. Any bankruptcy, if allowed, of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.
- Our tenants may be subject to Section 280E of the Code because of the nature of their business activities, which could have an adverse impact on their financial condition due to a disallowance of certain tax deductions. Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act or "CSA") which is prohibited by federal law or the law of any state in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of cannabis products. Our tenants are engaged in the cultivation, processing and sale of cannabis and cannabis-related products, and therefore may be subject to Section 280E. Application of the provisions of Section 280E to our tenants would result in the disallowance of certain tax deductions, including for depreciation or interest expense, which could have an adverse impact on their respective financial condition and ability to make lease payments to us. Any lease payment defaults by a tenant could adversely affect our results of operations and cash flows, and cause us to reduce the amount of distributions to our stockholders.
- The terms of our leases with our tenants generally require property and casualty insurance, but losses from disaster-type occurrences, such as earthquakes, hurricanes, floods and weather-related disasters, and other types of insurance, such as landlord's rental loss insurance, may be either uninsurable or not insurable on economically viable terms, due in part to our properties' locations, construction types and concentration on the regulated cannabis industry. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- If our properties' access to adequate water and power supplies is interrupted, it could harm our ability to lease the properties for cannabis cultivation and production, thereby adversely affecting our ability to generate returns on our properties. In order to lease the properties that we acquire, these properties require access to sufficient water and power to make them suitable for the cultivation and production of cannabis. Although we expect to acquire properties with sufficient access to water, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we acquire properties. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for the cultivation and production of cannabis would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations.

- Any extended interruption of the power supply to our properties, particularly those using indoor cultivation and/or processing methods such as drying and packaging, would likely harm our tenants' crops and processing capabilities, which could result in their inability to make lease payments to us for our properties. Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders.

- Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are desired to operate our business, which may expose us to additional risks and financial liabilities. Insurance that is otherwise readily available, such as workers' compensation, general liability and directors' and officers' insurance, is more difficult for us to find and more expensive, because we lease our properties to companies in the regulated cannabis industry. There are no guarantees that we will be able to find such insurance in the future, or that the cost will be affordable to us. If we are forced to go without such insurance or with less insurance than we would prefer, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

- We may purchase properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases. A ground lease agreement permits a tenant to develop and/or operate a land parcel (property) during the lease period, after which the land parcel and all improvements revert back to the property owner. Under a ground lease, property improvements are owned by the property owner unless an exception is created and all relevant taxes incurred during the lease period are paid for by the tenant. Ground leases typically have a long duration generally ranging from 50 to 99 years with additional extension options. As a lessee under a ground lease, we would be exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Risks Related to Regulation
- Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability and the inability of our tenants to execute our respective business plans. Cannabis is a Schedule I controlled substance under the CSA. Even in those jurisdictions in which cannabis has been legalized at the state level, the possession, distribution, cultivation, manufacture and use of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize the sale, possession and use of cannabis, even for medical purposes. We would likely be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. In January 2018, the DOJ



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

rescinded certain memoranda, including the so-called "Cole Memo" issued on August 29, 2013 under the Obama Administration, which had characterized enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of state-legal cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In rescinding the Cole Memo, DOJ instructed its prosecutors to enforce the laws enacted by Congress and to follow well-established principles that govern all federal prosecutions when deciding whether to pursue prosecutions related to cannabis activities. As a result, federal prosecutors could,and still can, use their prosecutorial discretion to decide to prosecute actors compliant with their state laws. Although there have not been any identified prosecutions of state law compliant cannabis entities, there can be no assurance that the federal government will not enforce federal laws against the regulated cannabis industry generally, including our tenants and us. Furthermore, President Biden and Attorney General Merrick Garland have not provided a clear policy directive for the United States as it pertains to state-legal cannabis-related activities and whether they will re-adopt the Cole Memo or announce a substantive cannabis enforcement policy which may result in DOJ increasing its enforcement actions against the regulated cannabis industry, including our tenants and us.

- Congress previously enacted an omnibus spending bill that includes a provision prohibiting the DOJ (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their cannabis laws. This provision, however, expires on September 30, 2021, and there is no assurance that Congress will approve inclusion of a similar prohibition in future appropriations bills to prevent DOJ from using congressionally appropriated funds to enforce federal cannabis laws against regulated cannabis actors operating in compliance with state and local law. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of cannabis have engaged in conduct that is unauthorized, and in such instances the DOJ may prosecute those individuals.
- Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture. Prior to the DOJ's rescission of the Cole Memo, supplemental guidance from the DOJ issued under the Obama administration directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. This supplemental guidance was followed by the February 14, 2014 FinCEN Memorandum outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. Under these guidelines, financial institutions must submit a SAR in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories - cannabis limited, cannabis priority, and cannabis terminated - based on the financial institution's belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Although the Cole Memo has been rescinded, the FinCEN Memorandum technically remains intact; however, it is unclear whether the current administration will continue to follow the FinCEN Memorandum. The DOJ continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conductof the DOJ's enforcement priorities could change for any number of reasons. A change in the DOJ's



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

priorities could result in the DOJ's prosecuting banks and financial institutions for crimes that were not previously prosecuted.

- Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in the Massachusetts judicial district will not choose to strictly enforce the federal laws governing cannabis operations. Any change in the federal government's enforcement posture with respect to state-licensed cannabis operations, including the enforcement postures of individual federal prosecutors would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our investment in cannabis facilities in the United States, which would adversely affect our business. Furthermore, following any such change in the federal government's enforcement position, we could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture.

- Certain of our tenants engage in operations for the adult-use cannabis industry in addition to or in lieu of operations for the cannabis industry, and such tenants, we and our properties may be subject to additional risks associated with such adult-use cannabis operations.

- New laws that are averse to the business of our tenants may be enacted, and current favorable national, state or local laws or enforcement guidelines relating to cannabis operations may be modified or eliminated in the future.

- We have acquired and are targeting for acquisition properties that allow for state-licensed cannabis operators. Relevant state or local laws may be amended or repealed, or new laws may be enacted in the future to eliminate existing laws permitting cannabis operations. If our tenants were forced to close their operations, we would need to replace those tenants with tenants who are not engaged in the cannabis industry, who most likely pay significantly lower rents. Moreover, any changes in state or local laws that reduce or eliminate the ability to conduct cannabis operations would likely result in a high vacancy rate for the kinds of properties that we seek to acquire, which would depress our lease rates and property values. In addition, we would realize an economic loss on any and all improvements made to properties that were specific to the cannabis industry.

- Our ability to grow our business depends on state laws pertaining to the cannabis industry. Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the cannabis operations, numerous factors impact the legislative process. For example, many states that voted to legalize cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as not strictly enforcing regulations for non-licensed cannabis operators, restricting the form in which cannabis can be consumed, imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our tenants, to operate profitably. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm our business prospects.

- Should the federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938 or under the Public Health Service Act. Additionally, the FDA may issue rules, regulations, or guidance including certified good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. If regulated by the FDA as a drug, clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations or enforcement actions are imposed, we do not know what the impact this would have on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our tenants are unable to comply with the regulations or registration as prescribed by the FDA, we and or our tenants may be unable to continue to operate their and our business in its current form or at all.



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

- We and our tenants may have difficulty accessing the service of banks and other financial institutions, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by FinCEN clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. However, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. Prior to the DOJ's announcement in January 2018 of the rescission of the Cole Memo and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It remains unclear what impact the rescission of the Cole Memo will have, but federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry. Consequently, those businesses involved in the regulated cannabis industrycontinue to encounter difficulty establishing banking relationships, which may increase over time. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.
- The terms of our leases require that our tenants make rental payments via check or wire transfer. Only a small percentage of financial institutions in the United States currently provide banking services to licensed cannabis operators. The inability of our current and potential tenants to open accounts and continue using the services of banks will limit their ability to enter into triple-net lease arrangements with us or may result in their default under our lease agreements, either of which could materially harm our business and the trading price of our securities. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales. While the United States Houseof Representatives has passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, it remains under consideration by the Senate, and if Congress fails to pass the SAFE Banking Act, the Company's inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
- Owners of properties located in close proximity to our properties may assert claims against us regarding the use of the property as a cannabis cultivation, processing or dispensing facility, which if successful, could materially and adversely affect our business.
- Owners of properties located in close proximity to our properties may assert claims against us regarding the use of our properties for cannabis cultivation, processing or dispensing, including assertions that the use of the property constitutes a nuisance that diminishes the market value of such owner's nearby property. Such property owners may also attempt to assert such a claim in federal court as a civil matter under the Racketeer Influenced and Corrupt Organizations Act. If a property owner were to assert such a claim againstus, we may be required to devote significant resources and costs to defending ourselves against such a claim,and if a property owner were to be successful on such a claim, our tenants may be unable to continue to operate their business in its current form at the property, which could materially adversely impact the



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

tenant's business and the value of our property, our business and financial results and the trading price of our securities.

- Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our operations, and we cannot predict the impact that future regulations may have on us. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

- Assets leased to cannabis businesses may be forfeited to the federal government. Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the "equitable sharing program." Under this new policy directive, federal authorities may adopt state and local forfeiture cases and prosecute them at the federal level, allowing for state and local agencies to keep up to 80% of any forfeiture revenue. This policy directive represents a reversal of the DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive may lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the cannabis facilities that we have developed and intend to develop, our investment in those properties may be lost.

- We may have difficulty accessing bankruptcy courts. As discussed above, cannabis is illegal under federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in the cannabis or cannabis related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit.

- The properties that we acquire are subject to extensive regulations, which may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

- Our properties are and other properties that we expect to acquire will be subject to various laws and regulatory requirements. For example, local property regulations, including restrictive covenants of record, may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to the properties that we expect to acquire, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to cultivation, processing or dispensing of cannabis, the use of water and the discharge of wastewater, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Our failure to obtain such regulatory approvals could have a material adverse effect on our business, financial condition, liquidity and results of operations. Furthermore, we cannot assure you that the regulatory requirements and statutory prohibitions relating to properties used in cannabis operations will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional prohibition or costs.

- Compliance with environmental laws could materially increase our operating expenses. There may be environmental conditions associated with properties we acquire of which we are unaware. If environmental contamination exists on properties we acquire, we could become subject to liability for the contamination. The presence of hazardous substances on a property may materially and adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although we may require in our



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

leases that tenants operate in compliance with all applicable laws and indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could nonetheless be subject toliability by virtue of our ownership interest and we cannot be sure that our tenants would satisfy their indemnification obligations to us. Such environmental liability exposure associated with properties we acquire could harm our business, financial condition, liquidity and results of operations.

Risks Related to Financing Our Business

- Our growth depends on external sources of capital, which may not be available on favorable terms or at all. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, including secured lending, because we acquire properties used in the cultivation and production of cannabis. If this source of funding is unavailable to us, our growth may be limited and our levered return on the properties we purchase may be lower.
- We expect to acquire additional real estate assets, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to the cannabis industry, changes in market conditions for the regulated cannabis industry, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all.
- Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our current and potential future earnings. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we intend to acquire properties used in the cultivation, production or dispensing of cannabis. If this source of funding is unavailable to us, our growth may be limited and our levered return on the properties we purchase may be lower.
- If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can develop. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.
- In addition, securities clearing firms may refuse to accept deposits of our securities, which may negatively impact the trading of our securities and have a material adverse impact on our ability to obtain capital.
- Payments of principal and interest on our borrowings that we may incur in the future may leave us with insufficient cash resources to operate the properties that we expect to acquire or to pay the distributions currently contemplated or necessary to satisfy the requirements for REIT qualification. Our level of debt and the limitations imposed on us by these debt agreements could have significant material and adverse consequences, including the following:
  - our cash flow may be insufficient to meet our required principal and interest payments;
  - we may be unable to borrow additional funds as needed or on favorable terms, or at all;
  - we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;]
  - to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;
  - we may be forced to dispose of one or more of the properties that we expect to acquire, possibly on disadvantageous terms;
  - we may default on our obligations or violate restrictive covenants, in which case the lenders may accelerate these debt obligations; and



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- ○ our default under any loan with cross default provisions could result in a default on other indebtedness.
- ○ If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

Risks Related to Our Organization and Structure
- Our senior management team manages our portfolio subject to very broad investment guidelines. Our senior management team has broad discretion over our investments, and our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments that are not described in periodic filings with the SEC. We rely on the senior management team's ability to execute acquisitions and dispositions of cannabis facilities, subject to the oversight and approval of our board of directors. Our senior management team is authorized to pursue acquisitions and dispositions of real estate investments in accordance with very broad investment guidelines, subject to approval of our board of directors.
- Our board of directors may change our investment objectives and strategies without stockholder consent. Our board of directors determines our major policies, including with regard to financing, growth, debt capitalization, and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and Massachusetts General Corporation Law (the "MGCL"), our stockholders generally have a right to vote only on the following matters:
  - ○ the election or removal of directors;
  - ○ the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:
    - ■ change our name;
    - ■ change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;
    - ■ increase or decrease the aggregate number of shares of stock that we have the authority to issue;
    - ■ increase or decrease the number of our shares of any class or series of stock that we have the authority to issue;
    - ■ effect certain reverse stock splits;
    - ■ our liquidation and dissolution; and
    - ■ our being a party to a merger, consolidation, sale or other disposition of all or substantially all of our assets or statutory share exchange.
    - ■ All other matters are subject to the discretion of our board of directors.
- Our authorized but unissued shares of common and preferred stock may prevent a change in our control. Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.
- Because of our holding company structure, we depend on our Operating Partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.
- New England Agriculture Technologies, LLC is a holding company with no business operations of our own except through entities like Grow Space Orange. Our only significant asset is and will be the general and limited partnership interests in our Operating Partnership. We conduct, and intend to continue to conduct, all of our business operations through our Operating Partnership. Accordingly, our only source of cash to pay



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

our obligations is distributions from our Operating Partnership and its subsidiaries of their net earnings and cash flows. Likewise, Grow Space Orange is limited to the earnings and distributions generated by that subsidiary and not any other subsidiaries held by the holding company. We cannot assure our stockholders that our Operating Partnership or its subsidiaries will be able to, or be permitted to, make distributions to our stockholders from cash flows from operations. Each of our Operating Partnership's subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our Operating Partnership and its individual subsidiaries such as Grow Space Orange. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our specific subsidiaries will be able tosatisfy your claims as stockholders only after all of our subsidiaries' liabilities and obligations have been paid in full. Furthermore, U.S. bankruptcy courts have generally refused to grant bankruptcy protections to cannabis businesses.

- Grow Space Orange may issue additional shares to third parties without the consent of our stockholders, which would reduce ownership percentages in our Grow Space Orange and would have a dilutive effect on the number of distributions made to us and, therefore, the amount of distributions we can make to our stockholders.
- We are the sole general partner of our Operating Partnership and own, directly or through subsidiaries, 100% of the outstanding partnership interests in our Operating Partnership. We may, in connection with our acquisition of properties or otherwise, cause our Operating Partnership to issue additional limited partnership interests to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because our stockholders will not directly own any interest in our Operating Partnership, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.
- If we issue limited partnership interests in our Operating Partnership in exchange for property, the value placed on such partnership interests may not accurately reflect their market value, which may dilute your interest in us.
- If we issue limited partnership interests in our Operating Partnership in exchange for property, the per unit value attributable to such interests will be determined based on negotiations with the property seller and, therefore, may not reflect the fair market value of such limited partnership interests if a public market for such limited partnership interests existed. If the value of such limited partnership interests is greater than the value of the related property, your interest in us may be diluted.
- Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests. Ownership limitations may restrict change in control or business combination opportunities in which our stockholders might receive a premium for their shares.
- We engage primarily in the business of investing in real estate and we have not and do not intend to register as an investment company under the Investment Company Act. If our primary business were to change in a manner that would require us to register as an investment company under the Investment Company Act, we would have to comply with substantial regulation under the Investment Company Act which could restrict the manner in which we operate and finance our business and could materially and adversely affect our business operations and results.

Risks Related to Our Securities

- There is no ready market for our stock. We are not traded on a public exchange and as such, we are a closed corporation with limited value of the stock at present. While we have the potential to become a larger corporation with the possibility of some future placement on an exchange that might provide liquidity, that situation does not presently exist as much as we may pursue that in the future.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- The future value of our stock could be enhanced by becoming traded on a public exchange or through a possible future acquisition. In either case, which is purely speculative, the valuations attributed to equity could be negatively affected by factors that include:
    - our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;
    - changes in government policies, regulations or laws;
    - the performance of our current properties and additional properties that we acquire;
    - our ability to make acquisitions on preferable terms or at all;
    - equity issuances by us;
    - actual or anticipated accounting problems;
    - publication of research reports about us, the real estate industry or the cannabis industry;
    - changes in market valuations of similar companies;
    - adverse market reaction to any increased indebtedness we may incur in the future;
    - interest rate changes;
    - additions to or departures of our senior management team;
    - speculation in the press or investment community or negative press in general;
    - our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;
    - refusal of securities clearing firms to accept deposits of our securities;
    - the realization of any of the other risk factors presented in this report;
    - actions by institutional stockholders;
    - price and volume fluctuations in the stock market generally; and
    - market and economic conditions generally, including the current state of the credit and capital markets and the market and economic conditions.
- Market factors unrelated to our performance could also negatively impact the market price of our common stock and preferred stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock.
- Common stock eligible for future sale may have material and adverse effects on our share price. Subject to applicable law, our board of directors, without stockholder approval, may authorize us to issue additional shares of our common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into preferred stock), options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock.
- Our board of directors, without stockholder approval, may designate and issue one or more classes or series of preferred stock (including equity or debt securities convertible into preferred stock) and set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class of shares so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or other preferred stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or preferred stock, payment of any distribution preferences of new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock and junior preferred stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Furthermore, if we filed an automatic shelf registration statement, which may permit us, from time to time, to offer and sell common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

● Additionally, from time to time we also may issue shares of our common stock or operating partnership units of our Operating Partnership in connection with property acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock or operating partnership units of our Operating Partnership, or the perception that these sales could occur, may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

● We cannot assure you of our ability to make distributions in the future. We may be unable to pay or maintain cash dividends, and may borrow money, sell assets or use offering proceeds to make distributions to our stockholders, if we are unable to make distributions from cash flows from operations. To the extent that our cash available for distribution is insufficient to cover our distributions, we expect to use our cash on hand, the proceeds from the issuance of securities in the future, the proceeds from borrowings or other sources to pay distributions. It is possible that any distributions declared will be paid from our cash on hand or future issuances of shares of our common stock or preferred stock, which would constitute a return of capital to our stockholders. If we fund distributions from borrowings, sales of properties, future issuances of securities or cash on hand, we will have fewer funds available for the acquisition of additional properties resulting in potentially fewer investments, less diversification of our portfolio and a reduced overall return to our stockholders. In addition, the value of our shares of common stock and preferred stock may be diluted because funds that would otherwise be available to make investments would be diverted to fund distributions. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the value of any equity held in the company.

● If we decide to issue additional debt securities in the future, which would rank senior to our common stock and existing preferred stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any preferred equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and/or existing preferred stock and may result in dilution to owners of our common stock and existing preferred stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock and preferred stock if applicable will bear the risk of our future and diluting the value of their stock holdings in us.

● We face a risk relative to a possible determination by the U.S. Treasury and Internal Revenue Service that might disallow certain of our deductions, such as employee salaries, depreciation or interest expense, by alleging that we, through our rental agreements with our state-licensed cannabis tenants, are primarily or vicariously liable for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or otherwise, we would likely be unable to meet the distribution requirements of our offerings. Likewise, if any governmental entity were to impose fines on us for our business involvement in state-licensed cannabis, such fines would not be deductible and the inability to deduct such fines could also cause us to be unable to satisfy the distribution requirement.

● We may also generate less cash flow than taxable income in a particular year. In such event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy cash requirements. Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay penalties and interest based upon the amount of any deduction taken for deficiency dividends. If we do not have sufficient cash to distribute, we may incur additional U.S. federal income taxes. If we are deemed to be subject to Section 280E of the Code because of the business activities of our tenants, the resulting disallowance of tax deductions could cause us to incur additional U.S. federal income taxes. Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any State in which such trade or business is conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E by its terms applies to the purchase and sale of cannabis products. Although we will not be engaged in the purchase, sale, growth, cultivation, harvesting, or processing of cannabis products, we will lease our properties to tenants who will engage in such activities, and therefore our tenants will likely be subject to Section 280E. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule 1 substance (cannabis) under section 280E of the Code or for any other violations of the CSA, the Service may seek to apply the provisions of Section 280E to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we would be unable to meet the distribution requirements of our stock offering

- Because we are not engaged in the purchase and/or sale of a controlled substance, we do not believe that we will be subject to the disallowance provisions of Section 280E, and neither we nor our tax advisors are aware of any tax court cases or guidance from the Service in which a taxpayer not engaged in the purchase or sale of a controlled substance was disallowed deductions under Section 280E. However, there is no assurance that the Service will not take such a position either currently or in the future.

- We purchase properties and lease them to cannabis tenants. While we will use our best efforts to structure any such transaction so that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. In the event that any transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

- Non-U.S. stockholders will generally be subject to withholding tax with respect to our ordinary dividends. Non-U.S. stockholders generally will be subject to U.S. federal withholding tax on ordinary dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code.

- Legislative, regulatory or administrative changes could adversely affect us or our stockholders. At any time, the U.S. federal income tax laws or Treasury Regulations or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect, and may adversely affect us and our stockholders. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively.

- It remains unclear what impact the rescission of the Cole Memo may have on our business. If rescission of the Cole Memo is followed by strict enforcement of federal prohibitions regarding cannabis, the Service could seek to apply the provisions of Section 280E of the Code to our company. Section 280E of the Code provides that, with respect to any taxpayer, no deduction or credit is allowed for expenses incurred during a taxable year "in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by federal law or the law of any State in which such trade or business is


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

conducted." Because cannabis is a Schedule I controlled substance under the CSA, Section 280E of the Code by its terms applies to the purchase and sale of cannabis products. If the Service were to take the position that, through our rental agreements with our state-licensed cannabis tenants, we are primarily or vicariously liable under federal law for "trafficking" a Schedule 1 substance (cannabis) under Section 280E of the Code or for any other violations of the CSA, the Service may apply the provisions of Section 280E of the Code to our company and disallow certain tax deductions, including for employee salaries, depreciation or interest expense. If such tax deductions are disallowed, we might be unable to meet the distribution requirements as offered to our investors, which could cause us to incur additional U.S. federal income taxes.

- In addition, tax legislation originally introduced as the Tax Cuts and Jobs Act and signed into law in December 2017 (the "TCJA") makes numerous changes to the tax rules that may affect us or our stockholders. Among the changes made by the TCJA are permanently reducing the generally applicable corporate tax rate, generally reducing the tax rate applicable to individuals and other non-corporate taxpayers for tax years beginning after December 31, 2017 and before January 1, 2026, eliminating or modifying certain previously allowed deductions (including substantially limiting interest deductibility and, for individuals, the deduction for non-business state and local taxes), and, for taxable years beginning after December 31, 2017 and before January 1, 2026, providing for preferential rates of taxation through a deduction of up to 20% (subject to certain limitations) on certain trade or business income of non-corporate taxpayers. The TCJA also imposes new limitations on the deduction of net operating losses, which may result in us having to make additional taxable distributions to our stockholders in order to avoid taxes on retained income and gains. The effect of the significant changes made by the TCJA is highly uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of any technical corrections with respect to the TCJA could have an adverse effect on us or our stockholders.

Risks Related to General and Other Factors

- We are dependent on our key personnel for our success. We depend upon the efforts, experience, diligence, skill and network of business contacts of our senior management team, and our success will depend on their continued service. The departure of any of our executive officers or key personnel could have a material adverse effect on our business. If any of our key personnel were to cease their employment, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

- We believe our future success depends upon our senior management team's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our common stock may decline. Furthermore, we may retain independent contractors to provide various services for us, including administrative services, transfer agent services and professional services. Such contractors have no fiduciary duty to us and may not perform as expected or desired.

- The occurrence of cyber incidents or cyberattacks could disrupt our operations, result in the loss of confidential information and/or damage our business relationships and reputation. We rely on technology to run our business, and as such we are subject to risk from cyber incidents, including cyberattacks attempting to gain unauthorized access to our systems to disrupt operations, corrupt data or steal confidential information, and other electronic security breaches. While we have implemented measures to help mitigate these threats, such measures cannot guarantee that we will be successful in preventing a cyber incident. The occurrence of a cyber incident or cyberattack could disrupt our operations, compromise the confidential information of our employees or tenants, and/or damage our business relationships and reputation.

- Contingent or unknown liabilities could materially and adversely affect our business, financial condition, liquidity and results of operations. We acquired our properties and may in the future acquire properties, subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

- We cannot predict every event and circumstance that may affect our business, and therefore, the risks and uncertainties discussed herein may not be the only ones you should consider.
- We are not aware of any other company that focuses on the acquisition, ownership, construction and management of cannabis facilities. Therefore, we may encounter risks of which we are not aware at this time, which could have a material adverse impact on our business.

This is a brand-new company. Grow Space Orange. Inc. was specifically created to develop and operate the Orange,Massachusetts outdoor growing facility for two cannabis tenant cultivators. Grow Space Orange is a wholly owned"subsidiary" of the "parent company" New England Agriculture Technologies, LLC ("NEAgTech") which is in the process of building other similar cannabis cultivation facilities throughout Massachusetts. NEAgTech was formed in 2018 and has no revenues and Grow Space Orange, Inc. was formed in 2021 to expedite the development of NEAgTech's Orange project. If you are investing in Grow Space Orange it is because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business.

- We compete with other companies.
- Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.
- We depend on a small management team. We depend on the skill and experience of
- currently working for the company full-time. George has responsibilities to other companies and is not currently a paid employee. If Regulation Crowdfunding is adopted quickly as a viable way to raise money and demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.
- We are controlled by our officers and directors. Our officers and directors currently hold all of the voting stock through NEAgTech and at the conclusion of this offering will continue to hold a majority of the common stock of Grow Space Orange. Investors in this offering will not have the ability to control a vote bythe stockholders or the board of directors.
- The company may need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we may need to cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is possible we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve profitability. Consequently, even if we do successfully raise more funds after this offering, the termsof that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.
- We could become subject to additional securities-related regulation. The SEC or other securities regulators may determine that crowdfunding efforts such as this offering may become subject to additional regulation, and we do not know the time and expense it would take to manage any additional compliance issues.
- We are selling convertible notes. The convertible notes may convert into equity securities upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the current valuation cap in the convertible note. The valuation cap is not an indication of the company's current value.
- An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to in this disclosure as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion of risks in this disclosure includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed herein and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early-Stage Company

- As a new company we have a limited operating history.   Grow Space Orange. Inc. was specifically created to develop and operate the Orange, Massachusetts outdoor growing facility for two cannabis tenant cultivators. Grow Space Orange is a wholly owned "subsidiary" of the "parent company" New England Agriculture Technologies, LLC ("NEAgTech") which is in the process of building other similar cannabis cultivation facilities throughout Massachusetts. NEAgTech was formed in 2018 and has no revenues. Consequently, we have a limited operating history upon which you may evaluate our business and prospects.We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by prerevenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, develop our properties and lease them to qualified tenants, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.
- We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses could increase as we may hire additional employees, expand agriculture facilities, and lease more space.
- Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.
- Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our service, (iii) anticipated costs associated with the development, marketing, sales and operations, and (iv) and possible regulatory and legal changes to the cannabis and commercial real estate industries. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance.
- Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

- Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

- We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our service offerings, and develop more space for our facilities. This poses a risk to the financial forecasts and current financial model of the Company.

- The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

- If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also providefor default under certain circumstances, such as failure to meet certain financial covenants. A default under aloan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment infavor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

- Our competitors may have greater brand recognition and greater financial, marketing and other resources which may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their service offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

- Management has voting control of the Company. The management of the Company through their ownership and control of NEAgTech presently hold a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

- There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

- You can lose 100% of your investment. Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

- Delinquency risks. The Company will lease specialized commercial real estate to qualified tenants. There can be unforeseen changes in the performance of the tenants, property damage, or we could have too many tenant delinquencies. The general adoption of new models cannot be assured. The Company's "tenant model" is new and will be subject to social, economic, and consumer adoption. The success of the Company will depend on the number of tenants interested in our commercial cultivation model which will be impossible to predict the adoption rate of the end customer due to the risk that our properties will not be commercially adopted.

- We face other general economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

- In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

- In the unlikely event our business model is found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our process and procedures, and may also become subject to significant costs and monetary penalties. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources create risk that our efforts will prove inadequate. If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our tenants' businesses which in turn would affect their ability to pay their leases to us in a timely manner. Overall results of are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our tenants' products through retail distributors may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Risks Associated with an Investment in Securities
- Best efforts offering. This Offering is being made on a "best efforts" basis with a minimum number of 250 Shares ($10,000) required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.
- The minimum capitalization for this offering in $10,000. Once met, investors' subscription funds will be used by us as soon as they are received. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as the minimum target has been met, at which point investments funds will be disbursed on a "rolling basis" or as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.
- Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.
- Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shareswill be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all shares offered hereby and that the revenue forecasts for the first 18 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short- or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.
- We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Companywould face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

- We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

- Although the Company does not intend or anticipate being required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

- The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far-reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

- Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
    - A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
    - The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
    - In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
    - Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

- The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

- Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

- A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- We may not have adequate insurance. Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

- Management may have significant conflicts of interest. Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

- We have indebtedness to officers. The Company through its principal equity owner New England Agriculture Technologies, LLC has debt obligations to the members of that LLC where earnings


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

distributions are required to amortize that debt. The Company intends to use a portion of the net proceeds of this offering to pay a portion of that obligation that is directly attributable to the acquisition of assets and facility improvements of Grow Space Orange, Inc. The proceeds used to repay this obligation will not be available to the Company for other purposes, including making new or additional investments.

- Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments maybe influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

- There is significant risk associated with the Company's indemnification of affiliated parties. Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Massachusetts law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

- Certain future relationships have not been established. The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

- Key Employees do not have Employment Agreements. As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

- The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value. The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

- This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that we will comply with the regulatory requirements for such exemption. This offering has not been registered under applicable Federal or state securities law in reliance on certain exemptions from registration requirements that we believe are available to us for this offering. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Offering Statement. However, there is no assurance that this offering will qualify for any such exemptions due to, among other things, the adequacy of disclosure and the manner of distribution, or the existence of similar offerings we have conducted in the past or may conduct in the future. If the availability of these exemptions is challenged, our capital could be adversely affected. If the Company should fail to comply with the requirements of any such exemption, investors may have the right to rescind their purchases of Shares. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

- There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

- Our Shareholders' Agreement imposes restrictions on transfer of Shares. Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the shares. Among other requirements, in most circumstances, the shareholder must first offer the shares to the Company and then the other shareholders before the shareholder may transfer the shares to a third party. Certificates representing the Shares will also bear a legend indicating that the shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement

- Shares are subordinate equity interests. The shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our shares.

- The shares are unlikely to be able to be pledged as collateral. The shares will not usually be acceptable as collateral for loans. The shareholders may not receive cash or other liquid consideration sufficient to pay taxes resulting from such a disposition. Furthermore, absent a public market, shares generally cannot be sold for an amount based on their economic value as determined by the fair market value of the underlying property. The shares have not been registered under federal or state securities laws, and we do not plan on, and are under no obligation to provide for, a registration of the shares in the future. In addition, any transfer of the Shares or an interest therein must satisfy the requirements set forth in various Company agreements with shareholders that restrict the ability to transfer shares.

- You will not have the benefit of review of this Offering Statement by the SEC or any other agency. Since this offering is an exempt offering of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Offering Statement by the SEC or any state securities commission. The terms and conditions of this Offering may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

THE OFFERING

9. What is the purpose of this offering?

Raise necessary capital for completion of permitted agriculture facility on company-owned property in Orange, Massachusetts which will be leased to licensed cultivators.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,000,000.00**
Less: Platform Success Fee	$800.00	$30,000.00
Net Proceeds	**$9,700.00**	**$970,000.00**
Use of Net Proceeds		
Site Improvements	$9,700.00	$298,247.00
Agriculture Bldgs & Structures	$0.00	$317,100.00
Equipment & Reuseable Supplies	$0.00	$94,000.00
Cultivator Supply Fund	$0.00	$152,269.00
Contingent Staff Fees	$0.00	$30,803
General Operating Capital	$0.00	$53,581.00
Total Use of Net Proceeds	**$9,700.00**	**$970,000.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders pursuant to the terms of the Convertible Note as referenced herein and available in digital form upon request.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

Rialto Markets LLC will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

We have retained Rialto Markets, LLC as a FINRA registered broker-dealer for its services in this transaction. Rialto will receive a fee of 3% of the aggregate amount of gross proceeds from the offering of the dollar value of the securities issued to Investors pursuant to each Offering at the time of closing. Additionally, escrow and technology fees will be paid to Piermont for its work as Escrow Agent, which is expected to equal 1% assuming the offering is completely fulfilled.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Convertible note with a special-purpose Massachusetts C-corporation entity that will own and operate the company's Orange, Massachusetts agricultural project.

The Company will pay the Holder of a Convertible Note interest at 12% per year with principal payable at maturity January 1, 2025. At the option of the Company, this Note may be converted, either in whole or in part, up to the full Principal in exchange for common stock of the company.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No, not until they are converted into common shares pursuant to the Grow Space Orange, Inc. Convertible Note Purchase Agreement.

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit		
# Of Units	Total Proceeds	Net Proceeds

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock				
	100,000	100,000	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

   These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000



The weights for the above mentioned valuation methods are: Scorecard (34%), Check-list (34%), Venture Capital (8%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$4,288,067.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

NO TO ALL

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The LLC partners invested $1.8-million in equity and debt beginning in 2018 to find, purchase and prepare engineering and other professional surveys for suitable agriculture land in Massachusetts. The company operates with a minimal staff of attorneys (2 core employees and other independent contractors) and has sufficient liquidity and partner capital resources to continue operations while we develop the properties. The Orange project is one of 7 sites being developed, but is unique it its concept and suitability for immediate deployment and revenue. The company owns the property and has adequate internal resources to complete the project without outside funding, butoutside funding would be more efficient.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

REVIEWED FINANCIAL STATEMENTS

Grow Space Orange, Inc.
For the Period Ended July 31, 2021
With Independent Accountant's Review Report



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

Grow Space Orange, Inc.

Financial Statements

Period Ended July 31, 2021

Contents



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Grow Space Orange, Inc.
Milford, Massachusetts

I have reviewed the accompanying financial statements of Grow Space Orange, Inc., which comprises of the balance sheet as of July 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows from June 14, 2021 ("inception") to July 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
August 16, 2021

2



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

Grow Space Orange, Inc.

Balance Sheet

	July 31, 2021
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Total current assets	-
Fixed Assets *(note 1)*	-
Deferred tax asset *(note 1)*	-
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Commitment and Contingencies *(note 3)*	
Stockholders' equity:	
Class A Common stock, no par value, 100,000 shares authorized, issued and outstanding *(note 2)*	3,627
Retained deficit	(3,627)
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See Independent Accountant's Review Report.

3



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Grow Space Orange, Inc.

Statement of Operations

	Period from June 14, 2021 (Inception) to July 31, 2021
Revenue	$ -
Expenses:	
Finance facilitation fee	3,500
Marketing	-
Office expenses	-
Startup costs	127
Utilities	-
Web design	-
Total operating expenses	3,627
Net loss	$ (3,627)

See Independent Accountant's Review Report.

4



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Grow Space Orange, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock shares - no par	Retained Deficit	Total Stockholders' Equity
Balance at June 14, 2021 (date of inception)	$ -	$ -	$ -
Common stock issued	3,627	-	3,627
Net Loss	-	(3,627)	(3,627)
Balance at July 31, 2021	$ 3,627	$ (3,627)	$ -

See Independent Accountant's Review Report.

5



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Grow Space Orange, Inc.

Statement of Cash Flows

	Period from June 14, 2021 (Inception) to July 31, 2021
Operating activities	
Net loss	$ (3,627)
Increase in trade payable	-
Net cash used in operating activities	(3,627)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	3,627
Net cash provided by financing activities	3,627
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

6



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Grow Space Orange, Inc.
Notes to Financial Statements
July 31, 2021

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Grow Space Orange, Inc., a development stage entity, was formed on June 14, 2021 ("Inception") in the State of Massachusetts. The financial statements of Grow Space Orange, Inc. (which may be referred to as the "Company", "Grow Space", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Grow Space Orange, Inc. is wholly owned by New England Agriculture Technologies, llc. (NEAgTech). The Company's headquarters are located in Milford, Massachusetts.

Grow Space facility provides a cost-effective alternative that lowers the cost barrier-to-entry by accelerating the time-to-market for savvy cultivators of cannabis who appreciate the challenges of finding, developing and licensing a cannabis production facility in Massachusetts. The Company will be providing access to two licensed operators who might not otherwise be able to acquire the property or raise the capital. By leveraging the real estate assets and streamlining the time-to-market, the Company and NEAgTech reduces these significant barriers to entry that would otherwise be insurmountable challenges for cultivation and provide an effective and rewarding opportunity for investors who seek to gain an asset-based investment in the cannabis industry without certain market risks.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, FDA over regulation, enhanced risk of banking, financial funding, possible cannabis law changing, lack in professional workforce for a cannabis industry, competition from large companies entering the market, and product liability issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate (marketing, capital improvements, acquire and train staff) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Grow Space Orange, Inc.
Notes to Financial Statements (continued)
July 31, 2021

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Fixed assets

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto, most computer equipment, and software ranges primarily from three to seven years. Assets less than $1,000 are expensed as incurred.

Deferred Tax Asset

The Company is taxed as Corporation and files income tax returns in the U.S federal jurisdiction and Massachusetts State Jurisdiction. The tax benefit asset for federal and state taxes is $725 and $290, respectively, that may be used to offset future taxable income. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

Grow Space Orange, Inc.
Notes to Financial Statements (continued)
July 31, 2021

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote. 100% of the issued shares are owned by New England Agriculture Technologies, LLC.

3. Commitments and Contingencies

As of the date of issuance of financials August 16, 2021, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through August 16, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

        ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

        ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)   suspends or revokes such a person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of suchfiling, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminaryinjunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: growspacene.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

EXHIBIT A
SAMPLE FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: GROW SPACE ORANGE, INC.
Maturity Date: January 1, 2025
Principal Amount: $_____
Interest Rate: 12%
Conversion Option: Common Shares of equal value at time of conversion

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this "**Agreement**") is made this_____day of

_____, 202_____, by and between:

    1.   Grow Space Orange, Inc., a Massachusetts company (the "**Company**"); and

    2.

_____
(the "Purchaser")

RECITALS

WHEREAS the Company desires to issue, sell and deliver to the Purchaser, and the Purchaser desires to purchase from the Company, the Note (as defined below) pursuant to the terms and subject to the conditions of this Agreement;
WHEREAS the Company and the Purchaser desire to enter into this Agreement on the terms and conditions hereof.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
GROW SPACE ORANGE,INC. a Massachusetts Corporation (the "**Company**") and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the "**Company**"), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate **12%** per annum (the **"Note Interest Rate"**), payable quarterly or at



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

maturity as the parties agree. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. **Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Securities of Common Stock of the Company as more fully set forth herein.**

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. In addition to terms defined elsewhere in this Agreement, the following terms have the meanings indicated which meanings shall be equally applicable to both the singular and the plural forms of such terms:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended as any Person which directly or indirectly through one or more intermediaries controls, or is controlled by or is under common control, with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. The term "control" means the possession, directly or indirectly, of the power to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).
"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the Commonwealth of Massachusetts are authorized or obligated to close.
"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.
"Commission" means the Securities and Exchange Commission.
"Common Stock" means the common stock of the Company, par value $0.001 per share, and any securities into which such common stock shall hereinafter have been reclassified into.
"Common Securities" means the Common Stock Securities of the Company's Common Stock.
"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion ofthis Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.
"Conversion" means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and "convert," "converted," "convertible" and like words shall have a corresponding meaning.
"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.
"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.
"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.
"Event of Default" has the meaning set forth in Section 6.1.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

"Maximum Rate" has the meaning set forth in Section 6.3.

"Note" or "Notes" means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, "Securities") means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed "Outstanding" for purposes hereof.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof, or other entity of any kind.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"SEC" means the United States Securities and Exchange Commission.

"Securities" means the Note, the Warrants and the Underlying Shares.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

Section 1.2 Accounting Terms. Accounting terms not specifically defined in this Agreement shall have the meaning given to them under accounting principles and practices generally accepted in the U.S., applied on a consistent basis with the financial statements referred to herein, and shall be determined both as to classification of items and amounts in accordance therewith.

 Section 1.3 Other Definitional Provisions. The words "hereof," "herein," and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Subsection and Exhibit references are to this Agreement unless otherwise specified.

All references to "cash" or "$" herein mean currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1 Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

SECTION 2.2 Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions somade.

SECTION 2.4   Repayment of Interest. Interest shall accrue at the rate of twelve percent (12%) per annum payable in arrears at maturity or quarterly.

SECTION 2.5 Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus any accrued interest or, at the option of the Company, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6 Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause (such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1 Conversion; Conversion Ratio; Valuation Event. At the option of the Company this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

SECTION 3.2 <u>Exercise of Conversion Privilege</u>. Conversion of this Note may be exercised by the Company by providing notice via telecopying, mailing or e-mailing as a PDF attachment an executed and completed Conversion Notice to the Holder on the Conversion Date. If so exercised, the Company shall convert this Note and issue the Common Stock in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than five (5) Business Days after Holder's delivery of such Conversion Notice, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such shall cease (except if and to the extent that any Principal Amount thereof remains unconverted), and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3 <u>Fractional Securities</u>. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4 <u>Adjustments</u>. The Conversion Ratio and the number of Securities delivered upon conversion of this Note are subject to adjustment from time to time as follows:

<u>Reclassification, etc</u>. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a "<u>Fundamental Corporate Change</u>") and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("<u>Other Property</u>") are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (b) require the Company, or such successor, resulting or purchasing the corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantially identical rights, privileges, powers, restrictions and other terms as provided for by this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock).

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1 Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2 Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.
Each certificate for Securities of Common Stock deliverable hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:
"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE 5
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2 Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE 6
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. "Event of Default" wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C. The Company or any Subsidiary (ii) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2 Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3 Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be the then current Applicable Federal Rate (AFR) as established by the Internal Revenue Service. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the "Maximum Rate"), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4 Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by either the Holder or the Company.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause harm to the Holder by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that, in the event of a breach or threatened breach by the Company of the provisions of this Note, the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof.

ARTICLE 7



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

MISCELLANEOUS

SECTION 7.1 Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2 Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3 Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by PDF attachment to an e-mail or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or by time and date of e-mail or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement. Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4 Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts sitting in Worcester County and the United States District Court located in Worcester County, Massachusetts and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

GROW SPACE ORANGE, INC.

By: ____

Robert J Wolf, Esq.

Title: President

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE

The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date:______________________________Signature: ____

Name: ____



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

Title: _____

Second signatory if applicable

Date: _____ Signature: _____

Name: _____

Title: _____

EXHIBIT B
<u>**NOTE CONVERSION NOTICE**</u>
FOR COMMON STOCK

The undersigned hereby unconditionally accepts the offer by Holder to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates deliverable upon conversion, or the Note reissued and not being surrendered for conversion hereby, in either case shall be the value of the Principal plus any accrued and unpaid Interest to the date of this Notice; and if converted into Securities shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

_____ (signature)

Title: _____
Grow Space Orange, Inc



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

By Holder: _____

Fill in for registration of Note:
Please print name and address:

_____

(including ZIP code number):

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "Subscriber") hereby confirms his/her/its subscription for the purchase of a GROW SPACE ORANGE, INC. (the "Company", "we" "our") Convertible Note (the "Note" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1. Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "Purchase Price"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for GROW SPACE ORANGE, INC.

2. Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note may be used to enter into the cannabis industry and although cannabis cultivation and distribution is legal under Massachusetts law, cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis under federal law is a felony.


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledges that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(f)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(g)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(h)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(i)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(j)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(k)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(l)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(m)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

(n)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(o)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the Commonwealth of Massachusetts.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4. Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.



OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

5. <u>Compliance with Laws and Other Instruments</u>. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6. <u>Update of Representations and Warranties; Reliance by the Company</u>**.** All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7. <u>Tax Considerations</u>. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8. <u>Miscellaneous</u>.

 (a) Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

 (b) Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

 (c) Subscriber has read and has accurately completed this entire Subscription Agreement.

 (d) This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

 (e) Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

 (f) Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

(g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the Commonwealth of Massachusetts, as such laws are applied by Massachusetts courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs,estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Trial Court in and for Worcester, Massachusetts. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the state Court in Worcester County, Massachusetts.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be inaddition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance isat the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery


OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	250	$10,000	$9,700
Maximum Amount	25,000	$1,000,000	$970,000

of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to GROW SPACE ORANGE, INC., c/o New England Agriculture Technologies, LLC, 221 East Main Street, Suite 201, Milford, MA 01757 or to another address as the Company shall provide to the Subscriber in writing.   Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to rwolf@neagtech.com

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
 SIGNATURE PAGE FOLLOWS

       IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

   $_____

       Purchase Price



Grow Space Orange, Inc.
221 East Main Street, Suite 201,
Milford, MA 01757
1-800-687-1190

OFFERING STATEMENT

250 Units of Convertible Note at $40 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**250**	**$10,000**	**$9,700**
Maximum Amount	**25,000**	**$1,000,000**	**$970,000**

____ ____

Print or Type Name | Print or Type Name (Joint-owner)

____ ____

Signature | Signature (Joint-owner)

____ ____

Date | Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $____________________of the Company's Note.

GROW SPACE ORANGE, INC.

By: ____